

Mail Stop 3030

November 15, 2017

Robert E. Matthiessen
Executive Chairman, President
  and Chief Executive Office
inTEST Corporation
804 East Gate Drive, Suite 200
Mt. Laurel, New Jersey 08054

> **Re:** **inTEST Corporation**
> **Registration Statement on Form S-3**
> **Filed November 14, 2017**
> **File No. 333-221558**

Dear Mr. Matthiessen:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Tim Buchmiller at (202) 551-3635 with any questions.

Sincerely,

/s/ Tim Buchmiller for

Amanda Ravitz
Assistant Director
Office of Electronics and Machinery

cc: Katayun Jaffari, Esq.
        Ballard Spahr LLP